T. Rowe  Price Real  Estate Group, Inc.,  100 East  Pratt Street,
          Baltimore, MD 21202
          James S. Riepe
          President

          December 20, 1996

          Fellow Partner:

                    We wrote to you in October about the possibility that professional investors might contact you offering discounted prices for your real estate limited partnership units. On December 10, 1996, Lido Associates began mailing a tender offer to limited partners of the T. Rowe Price Realty Income Fund IV. You should be aware of several important issues regarding this offer:

                    Under applicable law, we were required to provide the names and addresses of the Fund s limited partners and the number of units held by each;

                    After adjusting for distributions of sales proceeds from Fairchild, the estimated per unit value of your fund based on our December 31, 1995 valuation is $30;

                    Lido, on the other hand, is offering only $22 per unit, significantly less than our estimated valuation. For those who elect to sell, Lido s offer will be reduced by the amount of any distributions in the first and possibly second quarter of 1997, depending on when units are sold;

                    We cannot assure that you will ultimately receive the exact amount of the estimated unit value, but we believe our property valuation process has been sound, particularly when prior estimates are compared with the actual prices of properties sold. The five T. Rowe Price Real Estate Funds sold seven complete properties during the past three years, none below the estimated range used in the prior year s unit valuation, and four above the range.

                    It is not surprising that all these discounted offers have been made after we announced our intention to liquidate the Fund s investments by the end of 1998, as market conditions permit. Lido states clearly that it hopes to purchase units at a discount and profit as we liquidate properties at market value over the next couple of years.

                    While our disposition plan remains intact, we will continue to monitor market conditions to take any actions that are in the best interests of limited partners, including an accelerated liquidation of the Fund s portfolio if it is appropriate.

                    One of Lido s main arguments for accepting its offer is









          liquidity. While those with pressing needs for liquidity may find some appeal in cashing out now, the price you will pay by selling for a discounted amount could be significant since we are in the disposition phase, and cash distributions will generally be paid as properties are sold. Regular distributions of income earned on each property held will also be made.

                    Whether or not you accept this offer is your decision, of course. From our perspective, we want you to be as well-informed as possible about the current and prospective value of your investment. Over the past few years, you have weathered the downtown in the commercial real estate market, but now conditions have improved. Based on our outlook for this market, we believe that limited partners will realize a higher value for their units by holding them until the fund is fully liquidated. For further details concerning our response to Lido Associates offer, we refer you to the enclosed statement filed with the Securities and Exchange Commission.

          Sincerely,

          James S. Riepe












































          The Annual Report to Limited Partners for the Year ended December 31, 1995 should be inserted here as Exhibit 9.c.1


ANNUAL REPORT
FOR THE PERIOD ENDED
DECEMBER 31, 1995

FELLOW PARTNERS:

Net income from operations in 1995 was $1,044,000, an increase of $526,000 from 1994. Properties held throughout both years contributed $675,000 over last year's operations. Metropolitan contributed $149,000 to net income before its sale in 1994 but nothing this year. The effect of increased bad debt expense in 1995 at Goshen Plaza, Kent Sea Park, and Tierrasanta was more than offset by not having any valuation adjustments this year compared with $730,000 in 1994.

      The absence of operations at Metropolitan accounted for a decline of $379,000 in revenues and $230,000 in expenses relative to 1994. Proceeds from the sale of Metropolitan in June 1994 contributed a gain of $577,000 to net income in 1994.

      The leased status of the portfolio at the end of 1995 was the same as it was in 1994, but the average for the year was lower, primarily driven by Goshen Plaza and Fairchild Corporate Center. Even so, revenue gains at other properties offset the effect of the declines at these two properties.

      Within the expense categories, management fees experienced a sharp drop from 1994 primarily because there was less cash available for distribution in 1995

      The cash position declined from the beginning of year level. Cash from operating activities declined by $325,000 during the year, and capital improvements increased $343,000. Proceeds from dividend reinvestments net of redemptions increased $540,000.

Distributions

The Fund declared a fourth-quarter distribution from operations of $0.47 per unit, bringing the total for the year to $1.88.

      We plan to distribute $0.40 per unit from operations in the first quarter of 1996. While we hope to maintain this rate throughout the year, we will evaluate it in each subsequent quarter based on operations, the cash needs of the Fund, and/or any dispositions.

Unit Valuation

As we do at each year-end, we employed a third-party appraiser to review and assess the analysis and assumptions used in determining an estimated current unit value. These interim valuations are not necessarily representative of the value of your units when the Fund ultimately liquidates its holdings, nor could you sell your units today at a price equal to the current estimated value.

      At the end of 1995, the estimated value was $31.00 per unit, unchanged from last year's amount after deducting the February 1995 payment from cash reserves. Basically, the estimated fair values of the properties were up slightly, but no one property changed, either up or down, to any meaningful extent.

Outlook

With the exception of Goshen Plaza, we are optimistic about the prospects for the portfolio in 1996. We have received an attractive unsolicited offer to purchase the Burnham Building, and we are in the process of evaluating whether to accept it. Renovations undertaken at Fairchild appear to be contributing to increased interest in the property, and the modernization project at Westbrook Commons has made a real difference in the center's appearance. In addition, most of the markets in which the properties operate seem to be improving, and we hope the more favorable environment will have an impact on your portfolio.

      Sincerely,




      James S. Riepe
      Chairman

February 15, 1996

INVESTMENT ADVISOR'S REPORT

As discussed in recent reports, the real estate market is slowly improving, with some segments such as industrial recovering more rapidly than others such as office properties. The absence of meaningful new construction combined with continued net positive absorption in all segments has begun to attract not only opportunistic capital but also some institutional capital into the real estate sector, which is a favorable development.

      The results of Russell-NCREIF Index, which measures income returns and changes in values for real estate investments, reflect the general state of the market. From 1991 through 1993 property values experienced average annual declines of approximately 10%. This rate slowed as values decreased by 4% and 1% for the 12 months ended September 30, 1994 and 1995, respectively. Income returns of 9% during each of those two years more than offset the value declines, resulting in positive total returns for the index for the first time since September 1990.

      The index also identifies returns by product type and by geographical region. As anticipated, because of the weak operating environment, office buildings have not performed as well as other product types, with value declines of approximately 3% for the 12 months ended September 30, 1995. This is an improvement, however, over the average 14% per year drop over the last four years. Industrial properties, on the other hand, appreciated in value by 3% for the 12 months ended September 30, 1995. In that same period, other real estate product types, such as retail and multi-family, performed better than they had in prior years.

      Property values in geographic regions depend significantly on the local economy. The South, where values in general depreciated less than 1% for the 12 months ended September 30, 1995, continues to outperform other regions, but even its recovery has been prolonged due to the depressed energy business. Value declines in the East and Midwest have moderated, and the Western region has experienced a dramatic improvement recently. In 1994, property values in the West were down significantly but, for the 12 months ended September 30, 1995, declined only around 1%. In analyzing this information, it is clear that the multi-family and industrial segments are heavily influencing the results, since the office segment in the West declined approximately 5%. We continue to see increased leasing activity and improved economics for owners.

      We are encouraged by the positive annual total returns of the Russell-NCREIF Index for the past two years. We are also heartened by the performance of Realty Income Fund IV's portfolio, which experienced a slight increase in value compared to a modest decline in the Russell-NCREIF Index.

Property Highlights

The primary improvement at the property level occurred at Tierrasanta where occupancy was 23 percentage points over the previous year. However, this gain was offset primarily by declines at Goshen Plaza and Fairchild Corporate Center. In general, occupancy and rental rates in the markets where your properties operate are stable to rising.

Real Estate Investments
_____________________________________________________________________________

                       Gross         % Leased
                       Leasable      ___________________
                       Area          Prior       Current    1996 Lease
Property               (Sq. Ft.)     Year-End    Year-End   Expirations
________               ________      ________    ________   __________

Tierrasanta             104,200          77%        100%         38%
Goshen Plaza             45,500          93          75           9
Westbrook Commons       121,600          97          96           6
Burnham Building         71,200         100         100           0
Kent Sea Park           138,200         100          97          21
Fairchild Corporate
  Center                104,800          85          73          31
                      _________       _____       _____       _____
Fund Total              585,500          92%         92%         19%

      Tierrasanta: Although we lost one financially troubled tenant during the year, we were able to re-lease its space, bringing the leased status to 100% by year-end. In total, three new leases for 31,000 square feet and one renewal/expansion were signed at this San Diego property. One lease with a tenant who occupies 38% of the space expires in 1996, and we are actively working with this tenant on renewal terms. It is too early to predict an outcome of the negotiations.

      Goshen Plaza: One new and one renewal lease representing 2,600 square feet, or 6% of the total space, was signed during the year at this Montgomery Village, Maryland, retail center. Four financially troubled tenants who occupied 9,400 square feet left, however, causing occupancy to decline substantially. The lost tenants included the restaurant which occupied 4,200 square feet. We are aggressively marketing these spaces, and have generated considerable activity, but do not foresee any imminent lease signings. Occupancy in the market rose approximately two percentage points during the year, while average rental rates have increased almost 15%. We hope some of this favorable market environment will translate into better results at Goshen in 1996.

      Westbrook Commons: One new and six renewal leases were signed during the year, generally at higher rates than on the prior leases, at this suburban Chicago retail center. However, one tenant did not renew, and two tenants left because of credit issues, causing occupancy to decline slightly. During the year, we initiated a strategy to update the appearance of the center in order to make it more attractive to prospective tenants. The property's face lift has made a substantial difference.

      Burnham Building: This South Florida industrial property remains fully occupied by a single tenant (and its sub-tenants) under a long-term lease. IBM, which has been a dominant factor in this market, continued to reduce its commitment to space in the area. Even so, the market appeared to stabilize as the year progressed, and available industrial space has become somewhat scarce.

      Kent Sea Park: We signed two new tenants during the year at this Seattle area industrial project, but overall occupancy dropped slightly because we were unable to re-lease all of the space vacated by a tenant with financial difficulties. Occupancy in the submarket improved modestly - from 95% to 96% - during the year, fueling a start in speculative construction. Approximately one million square feet of speculative space should be available early in 1996, while another three million square feet in speculative and/or build-to-suit properties are in the planning stages. Market rental rates have increased around 5% for typical industrial space during the past 12 months.

      Fairchild Corporate Center: The leased status declined at this Orange County, California, office property primarily due to the loss on the last day of the year of a tenant representing 9% of the space. Additionally, over the course of the year, two tenants who leased a total of 6% of the property left for financial reasons and three other tenants vacated upon their lease expirations. On the positive side, we completed the first phase of renovating the two buildings, renamed the property, and overall activity has picked up. Three new tenants were signed for 16% of the site, and six existing tenants renewed and/or expanded for another 8% of the property.

Outlook

The year 1996 looks fairly promising except for Goshen Plaza. All of the markets in which the properties compete are showing signs of improving occupancy and/or rental rates. In addition, renovations were started and/or completed at two of the properties, and we believe these expenditures will make each property more attractive to potential tenants as well as to those who are considering renewal. Thus, we face the coming year with optimism that operating results can improve over 1995.

LaSalle Advisors
February 15, 1996

REAL ESTATE HOLDINGS
December 31, 1995
(In thousands)

                                                 Accumu-      Current
Property       Type and      Date       Total    lated De-    Carrying
Name           Location      Acquired   Cost*    preciation   Amount
_____________  _____________ _________  _______  __________   ________
Tierrasanta    Business Park   5/88     $ 4,592    $(1,142)   $ 3,450
               San Diego,
               California

Fairchild
Corporate      Office          7/88       1,451       (166)     1,285
Center         Irvine,
               California

Goshen Plaza   Retail          11/90      7,138       (896)     6,242
               Gaithersburg,
               Maryland


Westbrook      Retail          12/90      5,645       (688)     4,957
Commons        Westchester,
               Illinois

Burnham
Building       Warehouse       1/91       2,589       (304)     2,285
               Boca Raton,
               Florida

Kent Sea Park  Business Park   8/91       5,382       (652)     4,730
               Kent, Washington

                                        _______    _______    _______
                                        $26,797    $(3,848)   $22,949
                                        _______    _______    _______
                                        _______    _______    _______

*Includes original purchase price, subsequent improvements, and, in the case of Tierrasanta and Fairchild Corporate Center, reductions for permanent impairments.

CONSOLIDATED BALANCE SHEETS
(In thousands)

                                             December 31,  December 31,
                                                 1995          1994
                                              ___________  ____________
Assets
Real Estate Property Investments
   Land. . . . . . . . . . . . . . . . . . . .   $  8,502     $ 8,502
   Buildings and Improvements. . . . . . . . .     18,295      17,771
                                                 ________    ________
                                                   26,797      26,273
 Less:  Accumulated Depreciation
 and Amortization. . . . . . . . . . . . . . .     (3,848)     (3,171)
                                                 ________    ________
                                                   22,949      23,102
Cash and Cash Equivalents. . . . . . . . . . .      1,733       2,327
Accounts Receivable (less allowances of
$367 and $123) . . . . . . . . . . . . . . . .        623         622
Other Assets . . . . . . . . . . . . . . . . .        280         155
                                                 ________    ________
                                                 $ 25,585     $26,206
                                                 ________    ________
                                                 ________    ________

Liabilities and Partners' Capital
Security Deposits and Prepaid Rents. . . . . .   $    200     $   197
Accrued Real Estate Taxes. . . . . . . . . . .        353         326
Accounts Payable and
Other Accrued Expenses . . . . . . . . . . . .        234         320
Minority Interest. . . . . . . . . . . . . . .        688         688
                                                 ________    ________
Total Liabilities. . . . . . . . . . . . . . .      1,475       1,531
Partners' Capital. . . . . . . . . . . . . . .     24,110      24,675
                                                 ________    ________
                                                 $ 25,585     $26,206
                                                 ________    ________
                                                 ________    ________

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands except per-unit amounts)

                                            Years Ended December 31,
                                             1995     1994     1993
                                            _______  _______  _______

Revenues
Rental Income. . . . . . . . . . . . . . .  $3,616   $ 3,950  $ 4,177
Interest Income. . . . . . . . . . . . . .      90       162       53
                                           _______   _______  _______
                                             3,706     4,112    4,230
                                           _______   _______  _______

Expenses
Property Operating Expenses. . . . . . . .     940       823      837
Real Estate Taxes. . . . . . . . . . . . .     589       635      642
Depreciation and Amortization. . . . . . .     786       873      819
Decline of Property Values . . . . . . . .      -        730       75
Management Fee to General Partner. . . . .      85       267      192
Partnership Management Expenses. . . . . .     262       266      273
Amortization of Organization Costs . . . .      -         -        34
                                           _______   _______  _______
                                             2,662     3,594    2,872
                                           _______   _______  _______

Net Income from Operations before
   Real Estate Sold. . . . . . . . . . . .   1,044       518    1,358
Gain on Real Estate Sold . . . . . . . . .      -        577       -
                                           _______   _______  _______
Net Income . . . . . . . . . . . . . . . .  $1,044   $ 1,095  $ 1,358
                                           _______   _______  _______
                                           _______   _______  _______

Activity per Limited Partnership Unit
Net Income . . . . . . . . . . . . . . . .  $ 1.35   $  1.45  $  1.80
                                           _______   _______  _______
                                           _______   _______  _______
Cash Distributions Declared
  from Operations. . . . . . . . . . . . .  $ 1.88   $  2.62  $  2.57
  as Return of Capital . . . . . . . . . .      -       0.78       -
  from Sale Proceeds . . . . . . . . . . .      -       7.85       -
                                           _______   _______  _______
Total Distributions Declared . . . . . . .  $ 1.88   $ 11.25  $  2.57
                                           _______   _______  _______
                                           _______   _______  _______
Weighted Average Number of
Units Outstanding. . . . . . . . . . . . . 766,443   747,028  747,595
                                           _______   _______  _______
                                           _______   _______  _______

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL
(In thousands)

                                            General   Limited
                                            Partner  Partners   Total
                                           ________  ________ ________


Balance, December 31, 1992 . . . . . . . .  $  (40)  $31,700  $31,660
Net Income . . . . . . . . . . . . . . . .      14     1,344    1,358
Reinvestments in Units . . . . . . . . . .      -        887      887
Redemptions of Units . . . . . . . . . . .      -       (653)    (653)
Cash Distributions . . . . . . . . . . . .     (21)   (2,092)  (2,113)
                                           _______   _______  _______
Balance, December 31, 1993 . . . . . . . .     (47)   31,186   31,139
Net Income . . . . . . . . . . . . . . . .       8     1,087    1,095
Reinvestments in Units . . . . . . . . . .      -        792      792
Redemptions of Units . . . . . . . . . . .      -       (632)    (632)
Cash Distributions . . . . . . . . . . . .     (19)   (7,700)  (7,719)
                                           _______   _______  _______
Balance, December 31, 1994 . . . . . . . .     (58)   24,733   24,675
Net Income . . . . . . . . . . . . . . . .      10     1,034    1,044
Reinvestments in Units . . . . . . . . . .      -        999      999
Redemptions of Units . . . . . . . . . . .      -       (299)    (299)
Cash Distributions . . . . . . . . . . . .     (24)   (2,285)  (2,309)
                                           _______   _______  _______
Balance, December 31, 1995 . . . . . . . .  $  (72)  $24,182  $24,110
                                           _______   _______  _______
                                           _______   _______  _______

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

                                             Years Ended December 31,
                                             1995      1994     1993
                                            _______   _______  _______

Cash Flows from Operating Activities
Net Income . . . . . . . . . . . . . . . .  $1,044   $ 1,095  $ 1,358
Adjustments to Reconcile
Net Income to Net Cash
 Provided by Operating Activities
   Depreciation and Amortization . . . . .     786       873      819
   Decline of Property Values. . . . . . .      -        730       75
   Gain on Real Estate Sold. . . . . . . .      -       (577)      -
   Change in Accounts Receivable,
  Net of Allowances. . . . . . . . . . . .      (1)     (139)      55
   Increase in Other Assets. . . . . . . .    (125)      (27)     (37)
   Other Changes in
  Assets and Liabilities . . . . . . . . .     (56)       18       78
                                           _______   _______  _______
Net Cash Provided by
Operating Activities . . . . . . . . . . .   1,648     1,973    2,348
                                           _______   _______  _______

Cash Flows from Investing Activities
Proceeds from Property Disposition . . . .      -      5,870       -
Investments in Real Estate . . . . . . . .    (633)     (290)    (339)
                                           _______   _______  _______
Net Cash Provided by (Used in)
Investing Activities . . . . . . . . . . .    (633)    5,580     (339)
                                           _______   _______  _______
Cash Flows from Financing Activities
Cash Distributions . . . . . . . . . . . .  (2,309)   (7,719)  (2,113)
Reinvestments in Units . . . . . . . . . .     999       792      887
Redemptions of Units . . . . . . . . . . .    (299)     (632)    (653)
                                           _______   _______  _______
Net Cash Used in Financing Activities. . .  (1,609)   (7,559)  (1,879)
                                           _______   _______  _______

Cash and Cash Equivalents
Net Increase (Decrease) during Year. . . .    (594)       (6)     130
At Beginning of Year . . . . . . . . . . .   2,327     2,333    2,203
                                           _______   _______  _______
At End of Year . . . . . . . . . . . . . .  $1,733   $ 2,327  $ 2,333
                                           _______   _______  _______
                                           _______   _______  _______

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION

T. Rowe Price Realty Income Fund IV, America's Sales-Commission-Free Real Estate Limited Partnership (the "Partnership"), was formed on November 17, 1987, under the Delaware Revised Uniform Limited Partnership Act for the purpose of acquiring, operating, and disposing of existing income-producing commercial and industrial real estate properties. T. Rowe Price Realty Income Fund IV Management, Inc., is the sole General Partner. The initial offering resulted in the sale of 692,598 limited partnership units at $50 per unit.

      The Partnership has a reinvestment plan whereby the Limited Partners may elect to have their cash distributions automatically reinvested in additional units of the Partnership, or fractions thereof, instead of receiving cash payments. The reinvestment price per unit is the estimated fair market value of the unit as determined by the General Partner in accordance with the partnership agreement. As of December 31, 1995, 154,299 units had been purchased under this plan for total reinvestment of $6,526,000.

      The Partnership also has a redemption plan whereby Limited Partners may request that the Partnership redeem their units. Since September 30, 1992, the redemption price of a unit has been equal to 90% of the estimated fair market value of a unit as determined by the General Partner in accordance with the partnership agreement. As of December 31, 1995, 74,691 units had been redeemed under this plan for a total of $2,724,000.

      In accordance with provisions of the partnership agreement, income from operations is allocated and related cash distributions are generally paid to the General and Limited Partners at the rates of 1% and 99%, respectively. Sale or refinancing proceeds are generally allocated first to the Limited Partners in an amount equal to their capital contributions, next to the Limited Partners to provide specified returns on their adjusted capital contributions, next 3% to the General Partner, with any remaining proceeds allocated 85% to the Limited Partners and 15% to the General Partner. Gain on property sold is generally allocated first between the General Partner and Limited Partners in an amount equal to the depreciation previously allocated from the property and then in the same ratio as the distribution of sale proceeds. Cash distributions, if any, are made quarterly based upon cash available for distribution, as defined in the partnership agreement. Cash available for distribution will fluctuate as changes in cash flows and adequacy of cash balances warrant.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Partnership's financial statements are prepared in accordance with generally accepted accounting principles which requires the use of estimates and assumptions by the General Partner.

      The accompanying consolidated financial statements include the accounts of the Partnership and its pro-rata share of the accounts of Tierrasanta 234, Fairchild 234, and Penasquitos 34 (Westbrook Commons), all of which are California general partnerships, in which the Partnership has 40%, 20%, and 50% interests, respectively. The other partners in these ventures are affiliates of the Partnership. Additionally, the accounts of Goshen Road Limited Partnership, a Maryland limited partnership in which the Partnership has a 90% controlling general partnership interest have been consolidated. All intercompany accounts and transactions have been eliminated in consolidation.

      The Partnership will review its real estate property investments for impairment whenever events or changes in circumstances indicate that the property carrying amounts may not be recoverable. Such a review results in the Partnership recording a provision for impairment of the carrying value of its real estate investments whenever the estimated future cash flows from a property's operations and projected sale are less than the property's net carrying value. The General Partner believes that the estimates and assumptions used in evaluating the carrying value of the Partnership's properties are appropriate; however, changes in market conditions and circumstances could occur in the near term which would cause these estimates to change.

      Depreciation is calculated primarily on the straight-line method over the estimated useful lives of buildings and improvements, which range from five to 40 years. Lease commissions and tenant improvements are capitalized and amortized over the life of the lease using the straight-line method.

      Organization costs were amortized over a five-year period.

      Cash equivalents consist of money market mutual funds, the cost of which approximates fair value.

      The Partnership uses the allowance method of accounting for doubtful accounts. Provisions for uncollectible tenant receivables in the amounts of $269,000, $102,000, and $65,000 were recorded in 1995, 1994, and 1993, respectively. Bad debt expense is included in Property Operating Expenses.

      Rental income is recognized by the Partnership on a straight-line basis over the term of each lease. Rental income accrued, but not yet billed, is included in Other Assets and aggregates $192,000 and $106,000 at December 31, 1995 and 1994, respectively.

      Under provisions of the Internal Revenue Code and applicable state taxation codes, partnerships are generally not subject to income taxes; therefore, no provision has been made for such taxes in the accompanying consolidated financial statements.

NOTE 3 - TRANSACTIONS WITH RELATED PARTIES AND OTHER ENTITIES

As compensation for services rendered in managing the affairs of the Partnership, the General Partner earns a partnership management fee equal to 9% of net operating proceeds. The General Partner earned partnership management fees of $85,000, $267,000, and $192,000 in 1995, 1994, and 1993,
respectively. In addition, the General Partner's share of cash available for distribution from operations, as discussed in Note 1, totaled $15,000, $20,000, and $21,000 in 1995, 1994, and 1993, respectively.

      In accordance with the partnership agreement, certain operating expenses are reimbursable to the General Partner. The General Partner's reimbursement of such expenses totaled $58,000, $55,000, and $57,000 for communications and administrative services performed on behalf of the Partnership during 1995, 1994, and 1993, respectively.

      An affiliate of the General Partner earned a normal and customary fee of $6,000, $17,000, and $5,000 from the money market mutual funds in which the Partnership made its interim cash investments during 1995, 1994, and 1993, respectively.

      LaSalle Advisors Limited Partnership ("LaSalle") is the Partnership's advisor and is compensated for its advisory services directly by the General Partner. LaSalle is reimbursed by the Partnership for certain operating expenses pursuant to its contract with the Partnership to provide real estate advisory, accounting, and other related services to the Partnership. LaSalle's reimbursement for such expenses during each of the last three years totaled $80,000.

      An affiliate of LaSalle earned $71,000, $61,000, and $31,000 in 1995, 1994, and 1993, respectively, as property manager for several of the Partnership's properties.

      The General Partner and LaSalle are entitled to an acquisition fee for services rendered in connection with the purchase of properties and the investment in participating mortgage loans. Such fee represents 2% of the Limited Partners' capital contributions and is paid separately, with respect to each investment on a pro-rata basis. In 1993, the General Partner and LaSalle each earned $43,000 for the Metropolitan Industrial acquisition after certain economic contingencies arising at the time of acquisition in 1992 were satisfied.

NOTE 4 - PROPERTY DISPOSITION

In June 1994, the Partnership sold Metropolitan Industrial and received net proceeds of $5,870,000. The net book value of this property at the time of disposition was $5,293,000, after accumulated depreciation expense. Results of operations at the property were $149,000 in 1994 and $417,000 in 1993.

NOTE 5 - FAIRCHILD CORPORATE CENTER

Fairchild Corporate Center, formerly known as Brinderson Plaza, was acquired outright on February 1, 1994 by a corporation, the stockholders of which are the Partnership and certain other affiliated partnerships. The previously established valuation allowance for this property was reduced $3,000 and the remaining allowance of $582,000 (including $75,000 arising in 1993) was reclassified as a reduction in the carrying value of the property. Prior to February 1, 1994, the Partnership's underlying investment in Fairchild, in the form of a mortgage loan and minority equity interest, was accounted for as an in-substance foreclosed property in the Partnership's financial statements.

NOTE 6 - PROPERTY VALUATIONS

Based upon a review of current market conditions, estimated holding period, and future performance expectations of each property, the General Partner determined that the net carrying value of Tierrasanta may not be fully recoverable from future operations and disposition and recognized an impairment charge of $733,000 in 1994.

      On January 1, 1996, the Partnership adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which changes the Partnership's current method of accounting for its real estate property investments when circumstances indicate that the carrying amount of a property may not be recoverable. Measurement of an impairment loss on an operating property will now be based on the estimated fair value of the property rather than the sum of expected future cash flows. Properties held for sale will continue to be reflected at the lower of historical cost or estimated fair value less anticipated selling costs. No adjustment of the carrying values of the Partnership's real estate property investments was required at January 1, 1996 as a result of adopting SFAS No. 121.

NOTE 7 - LEASES

Future minimum rentals to be received by the Partnership under noncancelable operating leases in effect as of December 31, 1995, are:

       Fiscal Year     (in thousands)
       __________
          1996            $ 2,332
          1997              1,871
          1998              1,485
          1999                998
          2000                693
       Thereafter           3,878
                          _______
         Total            $11,257
                          _______
                          _______

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENT TO TAXABLE INCOME

As described in Note 2, the Partnership has not provided for an income tax liability; however, certain timing differences exist between amounts reported for financial reporting and federal income tax purposes. These differences are summarized below for years ended December 31:


                                             1995      1994      1993
                                           ________  ________  ________
                                                  (in thousands)

Book net income. . . . . . . . . . . . .   $ 1,044  $ 1,095   $ 1,358
Allowances for:
  Uncollectible accounts
    receivable . . . . . . . . . . . . .       246       74        43
  Property valuations. . . . . . . . . .        -       730        75
Normalized and
   prepaid rents . . . . . . . . . . . .       (93)     (65)       (3)
Interest income. . . . . . . . . . . . .       252      254       206
Depreciation . . . . . . . . . . . . . .         7       85      (42)
Accrued expenses . . . . . . . . . . . .       (42)      (6)        7
                                          ________ ________  ________
Taxable income . . . . . . . . . . . . .   $ 1,414  $ 2,167   $ 1,644
                                          ________ ________  ________
                                          ________ ________  ________

NOTE 9 - SUBSEQUENT EVENT

The Partnership declared a quarterly cash distribution of $.47 per unit to Limited Partners of the Partnership as of the close of business on December 31, 1995. The Limited Partners will receive $363,000, and the General Partner will receive $4,000.

INDEPENDENT AUDITORS' REPORT

To the Partners
T. Rowe Price Realty Income Fund IV,
America's Sales-Commission-Free Real Estate Limited Partnership:

We have audited the accompanying consolidated balance sheets of T. Rowe Price Realty Income Fund IV, America's Sales-Commission-Free Real Estate Limited Partnership and its consolidated ventures as of December 31, 1995 and 1994, and the related consolidated statements of operations, partners' capital and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of T. Rowe Price Realty Income Fund IV, America's Sales-Commission-Free Real Estate Limited Partnership and its consolidated ventures as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

      KPMG Peat Marwick LLP

Chicago, Illinois
January 17, 1996

The Fund is currently considering whether to continue or terminate the Reinvestment Plan. The following information is provided in order to enable the Fund to register additional Units later this year should management decide to continue the plan.

MARKET FOR THE FUND'S LIMITED PARTNERSHIP INTERESTS AND RELATED SECURITY HOLDER MATTERS

On February 15, 1996, there were 4,739 Limited Partners. There is no public market for the Units, and it is not anticipated that a public market for the Units will develop. T. Rowe Price Investment Services, Inc. ("Investment Services"), an affiliate of the General Partner, provides certain information to investors which may assist Limited Partners desiring to sell their Units, but provides only ministerial services in connection with such transactions. Since this arrangement does not constitute a market for the Units, it is possible that no prospective purchaser will be willing to pay the price specified by a prospective seller.

The Fund has a reinvestment plan, whereby the Limited Partners may elect to have their cash distributions automatically reinvested in additional Units of the Fund, or fractions thereof, instead of receiving cash payments. The price of the Units sold under the plan was initially set at $50 per Unit. The Fund's Partnership Agreement provides that after the first year of the plan, the General Partner is to determine the fair market value of the Units to be sold pursuant to the plan; for 1994, the General Partner initially determined this value to be $39. After the proceeds of the Metropolitan Industrial sale were distributed in November, 1994, the price was reduced to $32. For 1995 it was $31, after a $1 per Unit distribution from retained cash balances generated primarily from the reinvestment plan. As of February 15, 1996, 159,176 Units had been purchased under the plan for a total investment of $6,677,000. Eleven thousand five hundred and fifteen additional Units are available for sale under the Fund's current registration statement. The Fund will either file a registration statement later this year to enable it to continue to sell Units pursuant to the reinvestment plan, or terminate the plan.

The Fund also has a redemption plan, whereby Limited Partners have the opportunity to present some or all of their Units to the Fund for redemption, and to have those Units redeemed provided the Fund then has sufficient proceeds from the reinvestment plan available for this purpose. Under the redemption plan, the redemption price per Unit is 90% of the estimated fair market value of a Unit as determined from time to time. Completed redemption requests must be received in good order by the Fund at least 60 days prior to the end of a quarter for the Units to qualify for redemption at the end of that quarter. In addition, redemptions will only be permitted if at least one of the following conditions is satisfied: (i) total redemptions and transfers (other than Excluded Transfers, as defined below) during the Fund's fiscal year do not exceed 5% of the Units outstanding; (ii) total redemptions and transfers (other than Excluded Transfers) during the Fund's fiscal year do not exceed 10% of the Units outstanding and total transfers (other than redemptions and Excluded Transfers) do not exceed 2% of Units outstanding; or
(iii) the General Partner has received an opinion of counsel satisfactory to the General Partner or a favorable Internal Revenue Service ("IRS") ruling that such transfer will not result in the Fund being classified as a "publicly traded partnership" for such year. As of February 15, 1996, 79,752 Units had been redeemed for a total of $2,861,000. The plan may be terminated by the General Partner at any time. If the reinvestment plan is discontinued the redemption program may also be terminated.

In 1987, the IRS adopted certain rules concerning "publicly traded partnerships." The effect of being classified as a publicly traded partnership would be that income produced by the Fund would be classified as portfolio income rather than passive income. On November 29, 1995, the IRS adopted final regulations ("Final Regulations"), describing when interests in partnerships will be considered to be publicly traded. The Final Regulations do not take effect with respect to existing partnerships until the year 2006. Due to the nature of the Partnership's income and to the low volume of transfers of Units, it is not anticipated that the Partnership will be treated as a publicly traded partnership under currently applicable rules and interpretations or under the Final Regulations.

Distributions declared to the Limited Partners during the two most recent fiscal years are as follows:

        Distribution for the            Amount of
            Quarter Ended        Distributions per Unit
          _________________       ____________________

           March 31, 1994                $0.60
           June 30, 1994                  0.60
           September 30, 1994             8.45
           December 31, 1994              1.60
           March 31, 1995                 0.47
           June 30, 1995                  0.47
           September 30, 1995             0.47
           December 31, 1995              0.47

All of the foregoing distributions were paid from cash flows from operating activities, with the following exceptions. The distribution for the quarter ended September 30, 1994, included $7.85 per Unit consisting of the proceeds of the sale of the Metropolitan Industrial property. The distributions for 1994 included $0.31 from prior-years' operations, and the distribution for the quarter ended December 31, 1994, included $0.78 from the proceeds of the reinvestment plan.

There are no material legal restrictions on the Fund's present or future ability to make distributions in accordance with the provisions of the Agreement of Limited Partnership. Reference is made to Management's Discussion and Analysis of Financial Condition and Results of Operations, below, for a discussion of the Fund's ability to continue to make future distributions.

At the end of 1995, the Fund conducted its annual formal unit valuation. The valuation of the Fund's properties was performed by the General Partner, and then reviewed by an independent professional appraiser to assess the analysis and assumptions utilized. The estimated investment value of limited partnership Units resulting from this process was $31 per Unit. Units cannot currently be sold at a price equal to this estimated value, and this valuation is not necessarily representative of the value of the Units when the Fund ultimately liquidates its holdings.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

The Fund originally sold 692,598 Units in connection with the public offering of Units, for a total of $34,630,000, including the contribution of $25,000 from the Initial Limited Partner. After deduction of organizational and offering costs of $2,078,000, the Fund had $32,552,000 available for investment and cash reserves.

The public offering of Units was terminated on September 30, 1988, and additional Units will be sold only in connection with the Fund's reinvestment plan. As of February 15, 1996, additional capital in the amount of $6,677,000 has been raised from cash distributions reinvested and 159,176 Units were issued in connection therewith. Of this amount $2,861,000 has been used to redeem Units. The amount of additional capital to be raised from this source in the future will depend on whether the General Partner elects to continue the reinvestment plan, as well as the size of the Fund's cash distributions per Unit and the number of Units held by investors who elect to participate in the plan. There are no organizational or offering expenses associated with such proceeds. This capital will be used, to the extent necessary, to repurchase Units in connection with the Fund's redemption plan; the balance will be available for investment in real estate or for cash reserves.

The Fund owns six properties or interests therein acquired on an all-cash basis (including one originally recorded as a loan). The Fund has sold one property, the Metropolitan Industrial property, and on February 1, 1994, acquired an ownership interest in Fairchild Corporate Center (formerly known as Brinderson Plaza), which was previously classified as an in-substance foreclosed property that originated as a participating mortgage loan. The acquisition cost of the Fund's real estate investments and subsequent improvements thereto was $34,693,000. The Fund has sold one property, Metropolitan, with a cost basis, including capital improvements, of $5,532,000. The Fund has also recorded provisions for loan loss, permanent value impairment, and valuation allowances of $3,052,000. On the Fund's balance sheet, investments in real estate also include an unaffiliated partner's minority interest in Goshen Plaza of $688,000. Therefore, the net investment in real estate before deduction for depreciation for financial reporting purposes is $26,797,000 as of December 31, 1995.

The Fund expects to incur capital expenditures during 1996 totaling approximately $550,000, including $300,000 for tenant improvements and lease commissions, and $250,000 for other major repairs and improvements. With 19% of the square footage in the Fund's portfolio expiring in 1996, the Fund anticipates spending slightly more on leasing commissions and tenant improvements than in 1995. As of December 31, 1995, the Fund maintained cash and cash equivalents aggregating $1,733,000, approximately $600,000 less than last year. Net cash provided by operating activities decreased, and expenditures for capital improvements increased due to increased leasing activity.

The Fund maintains cash balances to fund its operating and investing activities including the costs of tenant improvements and leasing commissions, costs which must be disbursed prior to the collection of any resultant revenues. The General Partner believes that 1995 year-end cash balances and cash generated from operating activities in 1996 will be adequate to fund its current investing and operating needs. The Fund's ability to continue to pay a quarterly distribution at recent historical levels will depend on results of operations and the General Partner's determination of the level of cash or cash equivalents which it is deemed appropriate for the Fund to maintain.

OPERATIONS

1995 v. 1994

A discussion of the Fund's 1995 results of operations and distributions paid appears in the Chairman's Letter on page 1 of this Annual Report. The Fund's net income of $1,044,000 for 1995 equates to $1.35 per share compared with $1,095,000, or $1.45 per share, in 1994.

Leases representing 19% of the portfolio's leasable square footage are scheduled to expire in 1996. These leases represent approximately 36% of the portfolio's rental income for 1995. This amount of potential lease turnover is normal for the types of properties in the portfolio, which typically leases to tenants under three to five year leases. The Burnham property is the only single-tenant property in the Fund's portfolio. The tenant in this property accounted for less than 10% of the Fund's revenue in 1995, and its lease does not expire until 2000. In addition, the Fund has received an unsolicited offer to purchase the property, which is in the early stages of negotiation.

1994 v. 1993

Excluding the effect of a permanent value impairment in connection with the Tierrasanta property and the sale of the Metropolitan Industrial property, the overall performance of the Fund's portfolio improved in 1994. Rental revenues from the remaining properties were up $189,000 over their 1993 levels, and comparable operating expenses were only slightly higher, resulting in an increase in income from property operations, excluding valuation adjustments, of $98,000.

The major reason for the decline in net income relative to 1993 was the $733,000 permanent value impairment recorded in connection with the Tierrasanta property. The other non-operating event which influenced the year-over-year change in net income was the $577,000 gain on the sale of the Metropolitan Industrial property in June of 1994. Unfortunately, the gain was not enough to offset the effects of the valuation adjustment and the loss of $284,000 of operating income from the Metropolitan Industrial property versus the prior year, so net income declined from $1,358,000 in 1993 to $1,095,000 in 1994.

The absence of Metropolitan in the portfolio for half of the year resulted in a $416,000 decline in rental income and a $148,000 decline in expenses. In addition, because the proceeds of the sale were held by the Fund for approximately half of 1994, interest income was up by over $100,000. Rental income from the remaining properties benefited from higher rental rates at Westbrook Commons and an increase in the average occupancy at Goshen Plaza. The tenant reimbursement component of rental revenues was also up at both locations, although the overall effect on net income was offset by corresponding expenses at the properties.

Cash available for distribution was higher in 1994 and resulted in an increase in the management fee to the General Partner as well as in the distributions to the Limited Partners from the Fund's operations.

Reconciliation of Financial and Tax Results

For 1995, the Fund's book net income was $985,000 and its taxable income was $1,414,000. Interest on the loan secured by Fairchild Corporate Center, which was recognized only for tax purposes, and bad debt expense, which was recognized only for book purposes, were the primary differences between the two. For 1994, the Fund's book net income was $1,095,000, and its taxable income was $2,167,000. The allowance for permanent value impairment in connection with the Tierrasanta property was the primary difference between the two. For a complete reconciliation see Note 8 to the Fund's financial statements, which note is hereby incorporated by reference herein.